Exhibit 99.1

PRESS RELEASE

Brookfield Business Partners Completes Acquisition of Greenergy
Transaction further expands Brookfield’s footprint in the European market

Brookfield, News, May 10, 2017 – Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) ("Brookfield Business Partners") announced today that, together with institutional partners, it has completed the previously announced acquisition of an 85% controlling stake in Greenergy Fuels Holdings Ltd. (“Greenergy”).

Greenergy is a leading provider of road fuels in the U.K. with over 300 kT of biodiesel production capacity, significant import and storage infrastructure and an extensive distribution network which delivers over 18 billion liters of road fuels annually.

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Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bbu.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Courtney Jardine Tel: (416) 369-2629 Email: courtney.jardine@brookfield.com